UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _2__)


THE COEUR D'ALENES COMPANY
(Name of the Issuer)

THE COEUR D'ALENES COMPANY
(Name of Persons Filing Statement)

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

192119 10 9
(CUSIP Number of Class Securities)

Marilyn A Schroeder
Vice President/CFO
The Coeur d'Alenes Company
P O Box 2610
Spokane, WA 99220-2610
509) 924-6363
Name, Address and Telephone Numbers of Person Authorized to
Receive Notices and Communications on Behalf of the Persons
Filing Statement)

COPY TO:

Lawrence Small
Paine, Hamblen, Coffin, Brooke & Miller, LLP
717 W Sprague  Suite 1200
Spokane, WA 99201-3505

This statement is filed in connection with (check the appropriate box):

a. [ X ]  The filing of solicitation materials or an
information statement subject to Regulation 14A (Section
240.14a-1 through 240.14b-2), Regulation 14C (Section
240.14c-1 through 240.14c-101) or Rule 13e-3c
(Section240.13e-3c) under the Securities Exchange Act of
1934 ("the Act").
b. [   ]  The filing of a registration statement under the
Securities Act of 1933.
c. [   ]  A tender offer.
d. [   ]  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ X ]

Check the following box if the filing is a final amendment
reporting the results of the transaction: [   ]

Calculation of Filing Fee

Transaction valuation*			Amount of filing fee
 		$15,822					$3.16

*The transaction value is based on the assumption that only those holders of record with less than 1,000 shares will be cashed out as a result of this transaction. There may be more shareholders that fall into this category who currently have their stock with a depository. The total shares held by shareholders of record with less than 1,000 shares are 63,287. The transaction value is calculated by multiplying 63,287 shares by the purchase price of $0.25 per share. The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals 1/50th of one percent of the aggregate value of this transaction.

[   ]  Check the box if any part of the fee is offset as
provided by Section 240.0-11(a)(2) and identify the filing which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously Paid: ___________________

Form or Registration No.: ___________________

Filing Party: ______________________________

Date Filed: _______________________________

Item 1.  Summary Term Sheet:

The terms of the Transaction are summarized as follows:

The purpose of the transaction is to cash out
Shareholders holding less than one thousand (1,000) shares of common stock in a record or nominee account at 6:01 p.m. on June 12, 2002 (the "Effective Time");
the Transaction is being undertaken at this time in order to provide small, unaffiliated shareholders with an economic means of liquidating their shares, as well as reducing the Company's expense of compliance with federal securities laws. (For additional information, see proxy statement, "Reasons for Transaction", page
10 which is incorporated herein by reference.)

The ratio for the reverse split is one (1) share for every one thousand (1,000) shares beneficially owned at the Effective Time; (For additional information, see discussion in proxy statement entitled "Structure of the Transaction" on page 10 which is incorporated herein by reference.)

Shareholders who are cashed out will receive $0.25 for each share beneficially owned the moment before the Effective Time; the Directors believe that the purchase price is fair, as it is higher than the fair market value determined by an appraisal received by the Company. (For more information, see the discussion in the proxy statement entitled "Affect of the Transaction on Company Shareholders" at page 13, incorporated herein by reference.

The transaction must be approved by a majority of the Shareholders including Shareholders who are affiliated with the Company as officers, directors or employees;

If the transaction is approved, then the Company intends to file a certification of termination of registration of its common stock with the Securities and Exchange Commission and the Company will cease to be a reporting company; Officers, directors and holders of 10% or more of the outstanding shares of common stock also will not be subject to other provisions of federal securities law. (For additional information, see the proxy statement discussion entitled "Effect on Shareholders" at page 8 and "Affect of the Transaction on Company" on page 15, incorporated herein by reference.)

The transaction, if approved, will not have any affect on Shareholders beneficially owning one thousand
(1,000) or more shares of the Company's common stock;
the Directors determined on January 28, 2002 that $0.25 per share was a fair purchase price. (For additional information, see section entitled "Effect on Shareholders" at page 8 of the proxy statement, incorporated herein by reference.)

If the Transaction is approved, small Shareholders
(thereafter referred to as Cashed-Out Shareholders) will have dissenter appraisal rights under Idaho law;
a Cashed-Out Shareholder, however, must have sent a notice to the Company prior to the meeting and not voted for the Transaction. (For additional information, see section entitled "Dissenter's
Appraisal Rights" on page 19 of the proxy statement, incorporated herein by reference.


A complete description of the transaction can be found in Proposal Number 1 beginning on Page 1 of the Proxy
Statement.

Item 2.  Subject Company Information

This Transaction is being conducted by the issuer:

THE COEUR D'ALENES COMPANY
3900 E Broadway
Spokane, WA 99220-2610
(509) 924-6363

Item 3.  Identify and Background of Filing Person

The filing person is the subject company:
THE COEUR D'ALENES COMPANY
3900 E Broadway
Spokane, WA 99220-2610
(509) 924-6363

Directors:
     	Jimmie T G Coulson, Director, President/CEO
	P O Box 2610
	Spokane, WA  99220-2610
	(509) 924-6363

	Wendell J Satre, Director
	2822 E Snowberry Lane
	Spokane, WA 99223
	(509) 536-5627

	Marilyn Schroeder, Director, Vice President/CFO
	P O Box 2610
	Spokane, WA 99220-2610
	(509) 924-6363

	Robert P Shanewise, Director
	921 W Comstock Court
	Spokane, WA 99203
	(509) 443-1944

	Lawrence A Stanley, Director
	Empire Bolt and Screw
	1501 E Trent
	Spokane, WA 99202
	(509) 534-0636

Officers:
	Jimmie T G Coulson, Director, President/CEO
	P O Box 2610
	Spokane, WA  99220-2610
	(509) 924-6363

	Lawrence A Coulson, Vice President/GM Stock Steel
	P O Box 2610
	Spokane, WA 99220-2610

	Marilyn Schroeder, Director, Vice President/CFO
	P O Box 2610
	Spokane, WA 99220-2610
	(509) 924-6363

Item 4.  Terms of the Transaction.

The Transaction includes both a reverse stock split and a forward split of the Company's common stock. If this Transaction is approved and occurs, the reverse split will occur at 6:00 P.M. Pacific time on June 12, 2002 (the
Effective Time). All shareholders on June 12, 2002 will receive one share of the Company's common stock for every 1,000 shares of the Company's common stock held in their record or nominee accounts at that time. Any Shareholder who has the beneficial interest in fewer than 1,000 shares of the Company's common stock at the Effective Time
(referred to herein as a "Cashed Out Shareholder") will receive a cash payment instead of fractional shares. This cash payment will be $0.25 per share as determined by the Board of Directors at a regularly scheduled meeting of the Board held on November 29, 2001 and reaffirmed at a subsequent regularly scheduled meeting of the Board held on January 28, 2002. The Directors considered an independent valuation report prepared by Cronkite and Kissell that established the value of the shares at $0.08 per share as of August 31, 2001. The Directors, however, did not accept the conclusions and recommendations of that report;
consequently, it will not be provided to the Shareholders as part of the proxy statement. A copy of the report will be provided to any shareholder upon request. The Directors determined that $0.25 was a more appropriate value.
Immediately following the Effective Time for the reverse split, all Shareholders who are not Cashed Out Shareholders will receive 1,000 shares of the Company's common stock for every one share of stock they received as a result of the reverse stock split. If a Shareholder holds 1,000 or more shares in a record or nominee account prior to the Transaction, any fractional share in those accounts will not be cashed out after the reverse split and the total number of shares held in those accounts will not change as a result of the Transaction.

In accordance with Section 30-1302 of the Idaho Code,
Cashed Out Shareholders have the right to dissent from the Transaction and to receive payment in cash for the "fair value" of those shares voted against the Transaction.
Instructions regarding the assertion of dissenter rights are contained in the section entitled Dissenters Appraisal
Rights at page 19; this section is incorporated herein by reference. See also Appendix A to the Proxy Statement.

No provisions have been made by the Company to grant unaffiliated security holders access to the corporate files of the Company or to obtain counsel or appraisal services at the expense of the Company. The Company believes that the Transaction is procedurally fair to unaffiliated small shareholders, because the Directors understand their fiduciary responsibilities, have authorized several tender offers to small shareholders previously, and have tried to establish active trading markets. Dissenter appraisal rights are also available.

Item 1004(f) of Regulation M-A is not applicable.

A complete description of the terms of the transaction is included in Proposal No. 1 of the Proxy Statement, Special
Factors beginning on page 4 and also in the Structure of the Transaction beginning on Page 10 and are incorporated herein by reference.

Item 5.  Past Contacts, Transactions, Negotiations and
Agreements.

There have been no sales or acquisitions of the Company's common stock by any of the executive officers or directors of the Company where the aggregate value of the transactions exceeded $60,000 during the past two years.

The Company has been conducting tender offers to holders of 200 and fewer shares continuously over the past two years. Total shares purchased and the price paid for the Common Stock is detailed in the following table:
                                                    Avg Cost
Date               # of shares     Total Cost          Per
                                                      Share

Oct  2001              5,274          $2,260          $0.43
May  2001                776          $  400          $0.52
Feb  2001                584          $  320          $0.55
Sept 2000              1,055          $  540          $0.51
June 2000              1,014          $  590          $0.58

There were no negotiations, transactions or material contacts between the Company and any of its executive officers, directors or affiliates that would qualify as significant corporate events, as that term is defined by
Item 1005(b) and (c) of Regulation M-A..

There are no agreements between the Company, its executive officers, directors or any affiliates and any other party with respect to the Company's common stock which would be subject to Item 1005(e) of Regulation M-A.

Item 6.  Purposes of the Transaction and Plans or
Proposals.


The securities acquired in the Transaction will be held in treasury of the Company; Idaho law allows its domestic corporations to hold their shares of common stock in treasury for limited purposes.

Effective January 28, 2002, the Company merged its wholly-owned subsidiary, Union Iron Works, Inc. of Spokane back into the parent company. This merger is intended to eliminate the expense of maintaining two separate businesses. It is unrelated to the reverse split contemplated at this time. There are no other plans, proposals or negotiations regarding any extraordinary transactions such as a merger, reorganization or liquidation involving the Company.

There are no plans, proposals or negotiations that might result in any purchase, sale or transfer of a material amount of assets of the Company.

There are no plans, proposals or negotiations that might result in a material change in the present dividend rate or policy or any indebtedness or capitalization of the Company.

There are no plans, proposals or negotiations that might result in any change in the present board of directors or management of the Company except in the normal course of board member retirement and replacement.

There are no plans, proposals or negotiations that might result in any change in the Company's corporate structure.

The Company has only one class of securities and, if the Transaction is approved, the Transaction will result in the securities becoming eligible for termination of registration under Section 12(g)(4) of the Act (15 U.S.C.
781).  The Company's listing of common stock on the NASDAQ
Bulletin Board will be discontinued.

The purpose of the transaction is more fully described in Proposal No. 1 of the Proxy Statement under "Reasons for the Transaction" beginning on Page 10 and is incorporated herein by reference.

Item 7.  Purposes, Alternative, Reasons and Effects.

The information required by this Item 7 and Item 1013 of Regulation M-A is set forth in the proxy statement in the section entitled "Background and Purpose of the Transaction" at page 13 and "Affect of the Transaction on the Company" at page 13. These sections are incorporated herein by reference.

Item 8.  Fairness of the Transaction.

The Directors and Management of the Company believe this transaction is fair to all unaffiliated shareholders of the Company. The small shareholders currently have no way to liquidate their investment in the Company without incurring costs that are disproportionate to the overall value of the stock. This transaction provides a method to cash out these shareholders. The Company commissioned a going concern valuation study and report from an independent appraiser in an effort to arrive at a fair purchase price for the fractional shares. Since the conclusion of $0.08 per share was based on financial information of comparable companies much larger than the Company, the Board determined to set the price at $0.25. Over the last two years, the range of high and low bids has been $0.31 to $0.05. Market price is not a relevant measure of fairness, as there is not an active trading market. Over the last five years, after tax earnings per share have averaged
$0.02 and $0.01 over the last three years. At $0.25 per share, the purchase price represents twelve and one half times average after tax net income per share based on the last five years and twenty five times average after tax net income per share based on the last three years. The purchase price represents roughly 50% of current book value.

This transaction will not have a material affect on shareholders holding 1,000 or more shares of the Company's stock. The Company will no longer be a registered, reporting Company, but without an active trading market over the last ten years, the registration does not provide a material benefit to the unaffiliated shareholders.

No Director dissented or abstained from voting on the Transaction.

The Transaction does not require the approval of a majority of the unaffiliated shareholders voting as a separate class.

A majority of the directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated shareholders for purposes of negotiating the terms of this transaction nor to prepare a report concerning the fairness of the transaction.

A complete discussion of the fairness of the transaction can be found in Proposal No. 1 of the Proxy Statement, Fairness of the Transaction beginning on page 4 and incorporated herein by reference.

This transaction was approved by all the Directors who are not employees of the Company.

There have been no firm offers made by an unaffiliated person during the last two years to acquire the Company or a significant part of the Company's assets.

A complete discussion of the fairness of the transaction can be found in Proposal No. 1 of the Proxy Statement, "Fairness of the Transaction", starting on Page 4 and incorporated herein by reference.

Item 9.  Reports, Opinions, Appraisals and Negotiations.

The information required by this Item is set forth in the proxy statement in the section entitled "Structure of the Transaction" at page 11; this section is incorporated herein by reference.

Item 10.  Source and Amounts of Funds or Other
Consideration.

The source of funds for the transaction will be the Company's working capital. The total number of fractional shares that will be purchased and the total cash to be paid by the Company are unknown. However, if the Transaction had been completed as of January 1, 2002, the cash payment that would have been issued to cashed out shareholders would have been at least $15,822 based on 63,287 shares held by 599 registered shareholders. The actual amounts will depend on the number of cashed out shareholders at the Effective Time of the transaction, which may vary from the number identified on January 1, 2002. The Company is not able to determine at this time the number of shareholder accounts with fewer than 1,000 shares that are held in depositories.

The cost of the transaction is expected to be around
$15,000 not including the payment to cashed out shareholders. Legal fees, solicitation materials and mailing are the only significant costs the Company anticipates at this time.

Item 11.  Interest in Securities of Subject Company.

The information required by Item 1008(a) of Regulation M-A is set forth in the Annual Report in the section entitled
"Security Ownership of Management" at page 15; this section is incorporated by reference. Joel E. Simpson is still an employee of the Company but he is not considered part of Management for disclosure purposes. This information can also be found in Proposal No. 2 of the Proxy Statement, Security Ownership and Certain Beneficial Ownership of
Management, beginning on page 24 and is also incorporated herein by reference.

The only transaction during the last sixty days involving the Company's common stock and executive officers or directors was a single transaction on December 21, 2001.
The transaction was an unsolicited offer to sell to Company employees the shares of common stock held by Eliot
Investments Limited Partners. This Partnership offered to sell the shares quoted at the market price, which at that time was $0.05. The total shares involved were 4,205. Of those 4,205, Jimmie Coulson acquired 189 shares, Marilyn
Schroeder acquired 2,516 shares and other employees who are not executive officers or directors acquired the remaining
1,500 shares.

Item 12.  The Solicitation or Recommendation.

Three of the Company's Directors, listed below, will be cashed out unless they acquire additional shares or if Dr.
Robert Shanewise combines his accounts, to bring their total holdings of record to more than 1,000.

	Robert P. Shanewise
	Wendell J. Satre
	Lawrence A. Stanley

As all of the Directors believe this transaction is in the best interest of the Company and all of the unaffiliated shareholders, all five intend to vote their shares in favor of this transaction.

No Director or executive officer has made a recommendation separate from the unanimous resolutions adopted by the directors either in support of or opposed to this transaction to any other party.

Item 13.  Financial Statements.

Audited financial statements for the two previous fiscal years required to be filed with the Company's most recent annual report under Sections 13 and 15(d) of the Exchange
Act (15 U.S.C. 78m; 15 U.S.C. 78o), have been filed with the Company's most recent annual report on Form 10-KSB for the fiscal year ended in September 2001. The Annual Report was filed on December 27, 2001. The Form 10-KSB for the year ending September 29, 2001 is included with the mailing of the proxy statement to shareholders as the Company's annual report. The financial statements begin on Page F1, immediately following page 17 of the Form 10-KSB and are incorporated herein by reference.

The financial statements required to be included with the Company's most recent quarterly report are contained in the most recent Form 10-QSB, filed on February 7, 2002 for the quarter ended December 25, 2001 and are incorporated herein by reference.

Book Value per share of the Company's Common stock as of December 25, 2001 was $0.56.

The Transaction will have no material effect on the Company's balance sheet, income statement or earnings per share for the current fiscal year. The Transaction will not have a material effect on the Company's book value per share for the current fiscal year. A more complete discussion of the financial impact can be found in Proposal
No. 1 of the Proxy Statement under The Effect of the
Transaction on the Company, beginning on page 15 and is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

No person or class of persons are directly or indirectly employed, retained, or are to be compensated to make solicitations or recommendations in connection with this transaction.

No Officer, employee or corporate assets of the Company has or will be employed or used by the Company in connection with this transaction.

Item 15.  Additional Information.

No additional material is required under this item.

Item 16.  Exhibits.

None

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


	/S/ Marilyn A. Schroeder
         Vice President/CFO
	    February 1, 2002